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                              June 8, 2023

       Yujun Xiao
       Chief Executive Officer
       HUHUTECH International Group Inc.
       3-1208 Tiananzhihui Compound
       228 Linghu Road
       Xinwu District, Wuxi City, Jiangsu Province
       People   s Republic of China 214135

                                                        Re: HUHUTECH
International Group Inc.
                                                            Amended
Registration Statement on Form F-1
                                                            Filed on May 31,
2023
                                                            File No. 333-270958

       Dear Yujun Xiao:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 11, 2023 letter.

       Amended Form F-1 filed May 31, 2023

       Management, page 99

   1. Please amend your disclosure to include the annual base salary figure for CFO Huiping
                                                        Zhang.
       Related Party Transactions, page 102

   2. Please file all outstanding loan agreements as exhibits to your registration statement, including outstanding
loans agreements with the Bank of China.
 Yujun Xiao
HUHUTECH International Group Inc.
June 8, 2023
Page 2

       You may contact Kevin Stertzel at 202-551-3723 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,
FirstName LastNameYujun Xiao
                                                          Division of
Corporation Finance
Comapany NameHUHUTECH International Group Inc.
                                                          Office of
Manufacturing
June 8, 2023 Page 2
cc:       Yarona L. Yieh
FirstName LastName